Exhibit 99.1

media release

SMART Enters into Arrangement Agreement

with Foxconn Technology Group

CALGARY, Alberta – May 26, 2016 – SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of collaboration solutions, and Foxconn Technology Group (“Foxconn”) today announced they have entered into an arrangement agreement (the "Arrangement Agreement") under which Foxconn has agreed to acquire all of the outstanding common shares of SMART ("Common Shares") for a cash payment of US$4.50 per Common Share (the "Arrangement"). The US$4.50 per Common Share purchase price represents a premium of approximately 21% to the volume weighted average price over the last 90 trading days prior to announcement of the Arrangement on the NASDAQ Stock Market ("NASDAQ").

“We are very excited by the proposed acquisition of SMART by Foxconn, who is the world's largest electronics manufacturer,” said Neil Gaydon, President and CEO of SMART. “SMART has built an enviable global brand in both the education and enterprise spaces. The proposed transaction with Foxconn provides us with one of the strongest global electronics partners with access to significant resources, a broad range of new technologies, markets and financial resources that will enable us to accelerate our strategy and position SMART for significant future growth.”

The Arrangement Agreement

The Arrangement Agreement provides for the implementation of the Arrangement by means of a plan of arrangement under the Business Corporations Act (Alberta). The Arrangement Agreement contains customary representations and warranties of each party, non-solicitation and interim operations covenants by SMART, and right to match provisions in favour of Foxconn. The Arrangement Agreement provides that any subsidiary of Hon Hai Precision Industry Co., Ltd. may participate in the investment in SMART, and strategic partners designated by Hon Hai Precision Industry Co., Ltd. may, collectively, participate in up to 33 1/3% of the investment. Further, the Arrangement Agreement provides that a termination fee of US$8.9 million will be payable by SMART in certain circumstances, including if SMART enters into an agreement with respect to a superior proposal or if its Board of Directors fails to recommend the proposed Arrangement to shareholders in the prescribed manner.

The Arrangement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals (including the approval of the TSX) and the approval of 66 2/3% of the votes cast by SMART shareholders represented in person or by proxy at a meeting of SMART shareholders to be called to consider the Arrangement (the "Special Meeting").

All of the directors, certain of the officers of SMART and certain of its shareholders, representing an aggregate of approximately 68% of the issued and outstanding Common Shares, have entered into lockup agreements pursuant to which they have agreed to, among other things, support the Arrangement and vote their Common Shares in favour of the Arrangement, subject to the terms of such agreements.

An information circular regarding the Arrangement is expected to be mailed to shareholders in June 2016 and a meeting of shareholders is expected to be held in July 2016 with closing to occur thereafter. A copy of the Arrangement Agreement will be filed on SMART's profile on SEDAR and EDGAR and will be available for viewing at www.sedar.com and www.sec.gov, respectively.

Recommendation of the Board of Directors

After consulting with its financial and legal advisors, the Board of Directors of SMART unanimously approved the Arrangement. The Board of Directors recommends that shareholders vote in favour of the Arrangement.

Advisors and Legal Counsel

Evercore is acting as lead financial advisor to SMART in connection with the Arrangement and Bennett Jones LLP and Sidley Austin LLP are serving as legal counsel. RBC Capital Markets is also acting as financial advisor to SMART. Moelis & Company LLC is acting as exclusive financial advisor to Hon Hai and Akin Gump Strauss Hauer & Feld LLP and Gowling WLG are serving as legal counsel.

About SMART

SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and business around the globe. To learn more, visit smarttech.com.

About Foxconn

Foxconn is the world’s foremost provider of joint-design, joint-development, environmental-friendly manufacturing, assembly and after-sales services to global Computer, Communication and Consumer-electronics leaders.

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Forward-Looking Statements

This media release includes forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. These forward-looking statements relate both to us specifically and the technology product industry and business, demographic and other matters generally, and reflect our current views with respect to future events. Statements that include the words “expect”, “believe”, “may”, “will”, and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. The forward-looking statements in this media release pertain to the timing of the Special Meeting and the possible consummation of the transactions contemplated by the Arrangement Agreement and timing thereof. Completion of the Arrangement is subject to a number of conditions that are typical for transactions of this nature. Failure of any of these conditions to be satisfied or waived by the appropriate parties, the emergence of a superior proposal, or the failure to obtain approval of the holders of the requisite proportion of the SMART Common Shares may result in a termination of the Arrangement Agreement. The foregoing list is not exhaustive, and additional information on these and other risks that could affect completion of the Arrangement will be set forth in the information circular to be prepared in connection with the Special Meeting, which will be available on SEDAR and EDGAR.

All forward-looking statements address matters that involve known and unknown risks, uncertainties and assumptions, many of which are beyond our control. Accordingly, there are and will be important factors that could result in the termination of the Arrangement Agreement or a delay in the transactions contemplated by the Arrangement Agreement.

Although we believe that the assumptions inherent in the forward-looking statements contained in this media release are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

For more information, please contact:

Investor contact

Jody Kehler

Investor Relations Manager

SMART Technologies Inc.

+1.403.407.4486

JodyKehler@smarttech.com

Media contact

Jeff Lowe

Vice President, Corporate Marketing

SMART Technologies Inc.

+1.403.407.5330

JeffLowe@smarttech.com

© 2016 SMART Technologies. SMART kapp, kapp iQ, kapp iQ Pro, SMART Board 6065, SMART amp, Notebook Advantage, SMART Room System, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.